SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2008

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Report on Important Business Matters
Cash Dividends

1. Dividend category		Interim dividends

2. Dividend amount per share (Won)	Common Stock	1,000
	Preferred Stock	—

3. Market dividend rate (%)	Common Stock	0.53
	Preferred Stock	—

4. Total amount of dividend payment (Won)		72,793,003,000

5. Record date		June 30, 2008

6. Dividend payment date		—

7. Date of the general shareholders’ meeting		—

8. Date of the resolution by the Board of Directors		July 18, 2008
- Attendance of external directors	Present	5
	Absent	—
- Attendance of auditors		—

9. Other noteworthy matters
-As for Item 6 above, dividends will be paid out within 20 days from the date of the resolution by the Board of Directors, pursuant to the Securities and Exchange Act of Korea.
Exchange Price Adjustments

1. Details	Adjusted the exchange price of foreign exchangeable bonds following the decision to pay interim dividends

1. Exchange price
Won 204,636 before adjustments
Won 203,516 after adjustments

2. Number of exchangeable shares
1,317,494 before adjustments
1,324,744 after adjustments

*Foreign exchangeable bonds
- Issued on May 27, 2004 in the amount of USD329,450,000
-5-year maturity
- Exchange period: from July 7, 2004 to May 13, 2009

2. Date of confirmation	July 18, 2008

3. Other noteworthy matters	Disclosure regarding foreign exchangeable bond offering (May 28, 2004)

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Senior Vice President
Date: July 21, 2008

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